EXHIBIT 11

               COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE
                                   (UNAUDITED)

                                                 For Quarter Ended
                                          ------------------------------
                                          June 30, 1998    June 30, 1997
                                         --------------  ---------------

Number of shares on which basic
 earnings per share is calculated:

Average outstanding during period         939,611,738      986,850,636

Add - Incremental shares under stock
compensation plans                         24,735,525       23,510,861
                                        -------------   --------------

Number of shares on which diluted
earnings per share is based               964,347,263    1,010,361,497
                                        =============    =============

Net earnings applicable to common
shareholders (millions)                   $     1,447      $     1,441
                                          -----------      -----------

Net earnings on which diluted
earnings per share
is based (millions)                       $     1,447      $     1,441
                                          ===========      ===========

Basic earnings per share                      $  1.54          $  1.46

Diluted earnings per share                    $  1.50          $  1.43

Net earnings applicable to common shareholders excludes preferred stock dividends of $5 million for the periods ended June 30, 1998 and 1997.

                                   (UNAUDITED)

                                              For Six Months Ended
                                          ------------------------------
                                          June 30, 1998    June 30, 1997
                                         --------------   --------------
Number of shares on which basic
 earnings per share is based:

Average outstanding during period          944,911,022      995,143,843

Add - Incremental shares under stock
compensation plans                          24,571,649       24,035,390
                                         -------------    -------------


Number of shares on which diluted
earnings per share is calculated           969,482,671    1,019,179,233
                                         =============    =============

Net earnings applicable to common
shareholders (millions)                    $     2,478      $     2,631
                                           -----------      -----------

Net earnings on which diluted
earnings per share
is based (millions)                        $     2,478      $     2,631
                                           ===========      ===========

Basic earnings per share                       $  2.62          $  2.64

Diluted earnings per share                     $  2.56          $  2.58

Stock options to purchase 46,879 shares in 1998 were outstanding, but were not included in the computation of diluted earnings because the options' exercise price was greater than the average market price of the common shares, and therefore, the effect would be antidilutive. Net earnings applicable to common shareholders excludes preferred stock dividends of $10 million for the periods ended June 30, 1998 and 1997.


                                      -19-